

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

<u>Via U.S. Mail and Facsimile to 561-314-4667</u>

Darren Marks
Chief Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

> **Re: DNA Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 15, 2010**
> **File No. 333-171177**

Dear Mr. Marks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you are registering for resale 31,250,000 shares. Given the size of the offering relative to the number of outstanding shares held by non-affiliates, the nature of the offering, and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of the Securities Act. Therefore, please fix the offering price for the duration of the offering and identify all the selling stockholders as underwriters.

If you disagree with our analysis, please tell us why your offering is eligible to be made under Rule 415(a)(1)(i) of the Securities Act. In your analysis, please address the following, including any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder,
- The date on which, and the manner in which, each selling shareholder received the shares,
- The relationship of each selling shareholder to the company, including an analysis of whether the selling shareholder is an affiliate of the company,
- Any relationships among the selling shareholders,
- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments, and
- Whether any of the selling shareholders is in the business of buying and selling securities.

Prospectus Cover Page

2.   Please revise to make clear that you are registering the offering to the selling shareholders and the subsequent resale by selling shareholders.

Prospectus Summary, page 3

3.   We note you acquired the assets of DNA Beverage Corporation on July 6, 2010. Please tell us whether this acquisition required a vote of DNA Beverage's shareholders and how you accomplished this transaction under state law.

4.   Please revise to make clear that you were a shell company prior to July 6, 2010.

5.   We note you increased your authorized capital to 110,000,000 shares. We also note your response to comment two from our letter dated November 3, 2010 on your Form 8-K (File No. 000-53086) initially filed on July 17, 2010, as amended. As you have done before, revise to disclose your failure to file an information statement regarding the increase in authorized shares and the potential liability for such failure. In your response to comment two, you state your potential liability is not material. Please tell us why.

Risk Factors, page 5

6.   We note you estimate that you need at least $3 million in additional capital to generate profits from operations. However, it does not appear you have any external credit facilities at this time. Please revise to add a risk factor discussing your capital needs and lack of an external credit facility.

Selling Stockholders, page 16

7. Please revise to provide the disclosure required under Item 507 of Regulation S-K such as the amount of securities of the class owned by the selling stockholders prior to the offering, the amount to be offered for the stockholder's account, and the amount and (if one percent or more) the percentage of the class to be owned by such stockholder after completion of the offering.

8. Please clarify whether any of the selling stockholders had any position, office, or other material relationship within the past three years with the company or any of its predecessors or affiliates.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

9. On page 31 you disclose that two of the largest snack distributors in New York and Texas have agreed to represent you; please disclose their names. Similarly, disclose the name of the Boca Raton public relations firm.

Description of Business, page 33

10. On page 33 and elsewhere you discuss being a title sponsor of a super cross team and state documented brands exposure exceeded $15,000,000 in 2009. Please clarify the reference to documented brands exposure. You also disclose at the top of page 38 that internal estimates based on industry data indicate you will reap $10 million in media coverage from AMA. Please explain.

11. At the top of page 35 you further state DNA energy drinks compete on an equal level with any of the name brands on a functionality profile; tap into the body's seven energy sources to maximize energy and awareness levels; and make an immediate and lasting difference in elevating energy levels. Please explain your references to functionality profile; the body's seven energy sources; and elevating energy levels in more detail.

12. We further note from the middle of page 35 that you won the 1st Prize "Platinum Award." Revise to state for which category you won this prize.

Industry Overview, page 43

13. In this section you make numerous factual statements. Revise to state the name of the source and the name and date of the report that support the statements. Also, provide us with marked copies of materials that support your factual statements and clearly cross-reference a statement with the underlying factual support. Below, we point you to a non-exclusive list of factual statements that appear in this section:

- Energy drinks are expected to … grow at an annual rate of 12% and surpass $9 billion in the U.S. by 2011,
- Energy drink consumers drink on average two cans per day, and
- The billion dollar plus beef snack industry makes up only 13% of the 30 billion pounds of beef annually consumed in the U.S.

14. Please update your 2008 table on page 44.

Competition, page 45

15. Please update the first paragraph below the bullets on page 46 for more current information.

16. Please explain category dollars and your disclosure in the first paragraph below the bullets on page 47.

Government Regulation, page 47

17. Stating you are not subject to any extraordinary governmental regulations is inadequate. Refer to Item 101(h)(4)(ix) of Regulation S-K and disclose the effects of existing or probable governmental regulations on your business.

Management, page 83

18. Please refer to Item 401(e) of Regulation S-K and, for each director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

19. We note your Conflicts of Interest disclosure. Please disclose the other firms with which management is involved and elaborate on how you will deal with potential conflicts of interest.

Executive Compensation, page 49

20. We note you disclose stock awards in the Summary Compensation Table. Please refer to Item 402(r)(2)(iii) of Regulation S-K and disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Security Ownership of Certain Beneficial Owners and Management, page 50

21. We note your statement that 31,250,000 shares are being held in trust. Please disclose by whom they are being held, the background and terms of the trust agreement and all related agreements, and file the trust agreement as an exhibit.

Certain Relationships and Related Transactions, page 51

22.   You state your executive officers have loaned you $839,200 as of September 30, 2010. We note your disclosure in the MD&A that you rely upon related party financing. Please include these outstanding loan amounts in the MD&A. Further, tell us whether the loans are evidenced in writing and, if so, file them as exhibits.

23.   Note 13 to the Consolidated Financial Statements discloses loans payable to RSS, a related party. Please clarify whether these amounts are disclosed in this section.

Item 16. Exhibits and Financial Statement Schedules

24.   Below, we list disclosure that suggests your reliance on material agreements; please file them or advise:

- The second risk factor on page 7,
- The risk factors on page 8,
- The first risk factor on page 9,
- The Recent Developments section on page 36,
- The Distribution section on page 40,
- The disclosure about the master broker agreement with Royal on page 41, and
- The Manufacturing and Production section on page.

Financial Statements, page 53

25.   To the extent applicable, please revise this filing to reflect our comments on your Form 8-K/A, as amended (File No. 000-53086).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy for

Larry Spirgel
Assistant Director